Calise Y. Cheng
+1 650 843 5172
ccheng@cooley.com
February 5, 2021
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
Washington, D.C. 20549
Attn:     Amy Geddes
Doug Jones
Taylor Beech
Erin Jaskot
Re:      Coupang, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted January 15, 2021
CIK No. 0001834584
Ladies and Gentlemen:
On behalf of Coupang, Inc. (the “Company”), we are providing this letter in response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated February 1, 2021 with respect to the Company’s amended Draft Registration Statement on Form S-1, confidentially submitted on January 15, 2021 (the “Registration Statement”).
Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter.
Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted January 15, 2021
Risk Factors
We cannot predict the effect our dual class structure may have on the price per share of our Class A common stock, page 55
1.We note your revisions in response to our prior comment 4. Please further revise to disclose the dilutive effect on the Class A holders that will occur as the result of future conversion of Class B common stock.
Response: The Company respectfully acknowledges the Staff’s Comment and is further supplementally providing the Staff with the revised disclosure that it expects to include in a future amendment to the Registration Statement, as illustrated below:
The dual class structure of our common stock has the effect of concentrating voting control with Bom Suk Kim, who upon consummation of this offering will

hold          shares of our Class B common stock representing in the aggregate          % of the voting power of our capital stock.
Immediately following completion of this offering, all of our shares of Class B common stock, which has          votes per share, will be beneficially held by Bom Suk Kim, our Founder and Chief Executive Officer. Our Class A common stock, which is the stock we are listing on the New York Stock Exchange and which is being registered pursuant to the registration statement of which this prospectus forms a part, has one vote per share. Our Class A common stock and Class B common stock vote together as a single class on all matters, except as otherwise required by applicable law or our certificate of incorporation that will be effective upon completion of the Corporate Conversion. Each share of our Class B common stock is convertible at any time at the option of the holder into one share of our Class A common stock. In addition, each share of our Class B common stock will convert automatically into one share of our Class A common stock upon any transfer, whether or not for value, except certain transfers to entities, to the extent the transferor retains sole dispositive power and exclusive voting control with respect to the shares of Class B common stock, and certain other transfers described in our certificate of incorporation. Upon any conversion of shares of Class B common stock into shares of Class A common stock, the voting power of any existing holder of Class A common stock in any vote of the Class A common stock voting separately as a class will be diluted to the extent of the additional shares of Class A common stock issued as a result of the conversion, but because there will be fewer shares of Class B common stock outstanding as a result of such a conversion, the voting power of any existing holder of Class A common stock in any vote of all shares of capital stock voting together as a class will increase because there will be fewer shares of the higher vote Class B common stock outstanding. Because of the          -to-one voting ratio between our Class B and Class A common stock, the Class B common stock held by Mr. Kim will represent, in the aggregate,          % of the combined voting power of our capital stock. The control by Mr. Kim of a majority of the combined voting power will limit or preclude your ability to influence corporate matters for the foreseeable future, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring stockholder approval. In addition, this may defer, prevent or discourage unsolicited acquisition proposals or offers for our capital stock that you may believe are in your best interest as one of our stockholders. Mr. Kim also has the ability to control our management and major strategic investments as a result of his position as our Chief Executive Officer. Although Mr. Kim owes a fiduciary duty to our stockholders as a board member and officer, as a stockholder, Mr. Kim is entitled to vote his shares in his own interest, which may not always be in the interest of our stockholders generally.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Factors Affecting our Performance, page 82
2.We note your response to our prior comment 5. Please tell us why you believe that information about long-term drivers of revenue is not meaningful to investors. In addition, without knowing the percentage of active customers who are Rocket WOW members, it is difficult to assess the significance of some of your statements about Rocket WOW, such as your statement that the frequency of purchases by Rocket WOW members is over 3.5 times that of active non-members. Please revise to disclose the percentage of active customers that are Rocket WOW members, or, in the alternative, please further explain why you believe this information is not meaningful to investors.
Response: The Company acknowledges the Staff’s Comment and is further supplementally providing the Staff with the revised disclosure that it expects to include in a future amendment to the Registration Statement, as illustrated below (numbers to be added in such amendment to the Registration Statement):
Factors Affecting Our Performance
Growth, Retention, and Engagement of Active Customers
Our goal is to attract and convert visitors to our apps and websites into Active Customers and encourage repeat purchases. Accordingly, the number of Active Customers and Net Revenues per Active Customer are key measures of growth. We had approximately          million Active Customers in the quarter ended December 31, 2020, up from approximately          million in the quarter ended December 31, 2019. During the same periods, Net Revenues per Active Customer also increased to approximately $         from approximately $        .
That growth reflects our success in attracting, retaining, and increasing the engagement of our customers. In our experience, improvement in customer experience directly correlates with acceleration of customer engagement. We believe the accelerating growth in spend is due to the launch and expansion of our owned-inventory selection, Rocket Delivery, and the introduction of new benefits associated with Rocket WOW membership, Rocket Fresh, and Coupang Eats, among our other offerings.
For example, one of the key long-term drivers of this growth, retention, and engagement of Active Customers is our Rocket WOW membership program, which we launched in 2019. We offer to members of our Rocket WOW membership program unlimited free shipping with no minimum spend, free returns, expedited shipping, and exclusive discounts, among other benefits. This in turn increases members’ engagement with our wide array of offerings and also attracts more customers to the program. A key long-term driver of increasing Net Revenues per Active Customer is the increasing participation of our customers in our Rocket WOW membership program, which comprised          % of our Active Customers for the quarter ended December 31, 2020. For the quarter ended December 31, 2020, the frequency of purchases by Rocket WOW members was over          times that of active non-members.
Business
Digital Payments and Advertising, page 101
3.We note your response to our prior comments 10 and 11 that Coupang Pay assists your business by reducing friction in the payment and settlement process, that it acts as a payment gateway for processing and settling electronic payments, and that Coupang Pay does not charge customers any additional fees for payment processing. Given the foregoing, please tell us why it is appropriate to reference the mobile payments market as an addressable market.
Response: The Company acknowledges the Staff’s Comment and advises the Staff that given that the Company’s digital payments offering is still nascent, the Company will remove the references to the Company’s digital payments offering in the Registration Statement and expects to revise this disclosure in a future amendment to the Registration Statement, to read as shown below:
Advertising
In addition to our e-commerce services, we also have a new offering in the online advertising space. We offer opportunities to advertise on our site and mobile applications, including through banner advertisements, joint promotions, and other programs. This offering is in the early stages, and we will continue to innovate. In the near-to-medium term, we expect this offering to expand our total addressable market to include the advertising market, which was $12 billion in 2019 and is expected to grow to $14 billion by 2024.
Executive Compensation
Compensation Discussion and Analysis, page 125
4.Please disclose in your Long-Term Incentive Compensation discussion how you determine the relative mix of equity awards for each NEO and across NEOs. Please also disclose how each compensation element and your decisions regarding that element fit into your overall compensation objectives. Refer to Item 402(b) of Regulation S-K.
Response: The Company respectfully acknowledges the Staff’s Comment and is further supplementally providing the Staff with the revised disclosure that it expects to include in a future amendment to the Registration Statement, as illustrated below:
How We Determine Executive Compensation
Historically, the initial compensation arrangements with our executive officers, including the named executive officers, have been determined in arm’s-length negotiations with each individual. The compensation arrangements have been influenced by a variety of factors, including but not limited to the following (each as of the time of the applicable compensation decision):
•the strategic importance of the position and our existing business needs;
•generally available market surveys; and
•the compensation levels of our other executive officers.
We set the compensation for our executive officers at levels that we determine to be competitive and appropriate for each executive officer, including each named executive officer and that reflect the varying roles and responsibilities of each individual. We believe that executive pay decisions require consideration of many relevant factors, which may vary from year to year.

Each of the three main elements of our executive officer compensation program (base salary, performance-based bonuses, and long-term incentive compensation in the form of equity awards) is intended to fulfill our overall compensation objectives in a complementary manner. Salary provides a consistent level of income, performance-based based bonuses reward performance on an annual basis, and long-term incentive compensation in the form of equity awards aligns each executive officer’s efforts with our value over the long term.
Long-Term Incentive Compensation
Long-term incentive compensation opportunities in the form of equity awards are evaluated and approved for our executive officers, including our named executive officers, by the compensation committee in the context of each named executive officer’s total compensation and are determined after taking into account the individual executive officer’s responsibilities and performance and the other factors set forth above. Equity awards are designed to retain our executive officers, including our named executive officers, in our service. We have granted three types of equity awards to our named executive officers: profits interests under our Fourth Amended and Restated 2011 Profits Interest Plan (the “2011 PIP”), options under our Third Amended and Restated 2011 Equity Incentive Plan (the “2011 Plan”), and, beginning in 2020, restricted equity units (“REUs”) under our 2011 Plan, based on our assessment of current market practice. The equity awards granted to our named executive officers in 2020 were as follows:
•Mr. Kim was granted 5,434,066 profits interests in June 2020;
•Messrs. Anand, Pham, Kang, and Fornaro were granted 1,000,000, 3,400,000, 600,524, and 50,000 REUs, respectively, during November and December 2020; and
•Mr. Rogers was granted 824,000 options in January 2020.
In granting these equity awards and in determining the type of equity award to grant to each executive officer, we generally consider, among other things, the executive officer’s cash compensation, the need to create a meaningful opportunity for reward based on the creation of long-term value, an evaluation of the expected and actual performance of each named executive officer, the executive officer’s individual contributions and responsibilities and the retentive effect of the executive officer’s existing equity awards and how that lapses over time as awards vest. The compensation committee made the decision in May 2020 to generally move away from granting options to granting REUs in order to manage our share usage and to reflect our assessment of employee preferences and market trends. Mr. Rogers’ option grant pre-dated that shift, while the grants to Messrs. Anand, Pham, Kang, and Fornaro were made after that shift. Mr. Kim has historically received profits interests based on both his status as our founder and the established practice from prior negotiations. Each of these types of awards is intended to align the executive officers’ efforts with the creation of shareholder value over the long term.
Further information about the equity awards granted to our named executive officers is set forth in the subsections titled “2020 Grants of Plan-Based Awards Table” and “2020 Outstanding Equity Awards at Fiscal Year End Table” below.
5.We note that the compensation committee retained Compensia, a compensation consulting firm, as its compensation consultant. Please revise to provide the disclosure required by Item 407(e)(iii)(A) of Regulation S-K, or otherwise tell us why you believe this disclosure is not required.
Response: The Company acknowledges the Staff’s Comment and respectfully advises the Staff that Compensia did not provide services to the Company for which it received compensation in excess of $120,000 during the Company’s fiscal year ended December 31, 2020. Further, Compensia did not provide any services in fiscal year 2020 other than those provided in connection with Compensia’s engagement by the Compensation Committee. The Company is supplementally providing the Staff with the revised disclosure that it expects to include in a future amendment to the Registration Statement, as illustrated below:
Role of Compensation Consultant
The compensation committee has the authority to retain compensation consultants to assist in its evaluation of executive compensation, including the authority to approve the consultant’s reasonable fees. In 2020, the compensation committee retained Compensia, a national compensation consulting firm, as its compensation consultant upon the recommendation of management. Compensia performed various executive compensation projects for us in 2020, including advising on issues related to equity compensation practices and our Executive Severance Policy.
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Please contact me at (650) 843-5172 with any questions or further comments regarding our responses to the Staff’s Comments.
Sincerely,
/s/ Calise Y. Cheng
Calise Y. Cheng
cc:       Bom Suk Kim, Coupang, Inc.
Gaurav Anand, Coupang, Inc.
Eric C. Jensen, Cooley LLP
Natalie Y. Karam, Cooley LLP
Tad J. Freese, Latham & Watkins LLP
Richard A. Kline, Latham & Watkins LLP
Brian D. Paulson, Latham & Watkins LLP
Sarah Axtell, Latham & Watkins LLP